UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. __)

PEDEVCO CORP.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

093440105
(CUSIP Number)

July 27, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gregory G. Galdi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	☐
	(b)	☐

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,200,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,200,000
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,200,000 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP NO. 093440105

Item 1(a).  Name of Issuer.

The name of the issuer is PEDEVCO CORP. (the “Issuer”).

Item 1(b).  Address of Issuer’s Principal Executive Offices.

The address of the Issuer’s principal executive offices is 4125 Blackhawk Plaza Circle, Suite 201, Danville, California 94506.

Item 2(a).  Name of Person Filing.

The name of the person filing this Schedule 13G is Gregory G. Galdi (the “Reporting Person”).

Item 2(b).  Address of Principal Business Office, or, if None, Residence.

The business address of the Reporting Person is 4125 Blackhawk Plaza Circle, Suite 201, Danville, California 94506.

Item 2(c).  Citizenship.

The Reporting Person is a citizen of the United States.

Item 2(d).  Title of Class of Securities.

The title of the class of securities to which this Schedule 13G relates is the common stock of the Issuer, $0.001 par value per share (the “Common Stock”).

Item 2(e).  CUSIP Number.

The CUSIP number is 093440105.

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)  ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)  ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)  ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)  ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)  ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

CUSIP NO. 093440105

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

None of the above.

Item 4.	Ownership.

The information required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page and is incorporated herein by reference.

On July 27, 2012, the Reporting Person acquired, and became the beneficial owner of, 2,200,000 shares of Common Stock, which represent approximately 10.1% of the outstanding shares of Common Stock, and which consist of (i) 1,333,333 shares of Series A Preferred Stock held by the Reporting Person and which are convertible into shares of Common Stock, (ii) 666,667 shares of Series A Preferred Stock held in joint tenancy by the Reporting Person and his spouse and which are convertible into shares of Common Stock, and (iii) warrants held by the Reporting Person which are currently exercisable for 200,000 shares of Series A Preferred Stock, which are convertible into shares of Common Stock. Such percentage is based on 19,597,126 shares of Common Stock outstanding on August 6, 2012 and does not take into account the shares of Common Stock that would be issued upon the conversion of any shares of preferred stock, or upon the exercise of any options or warrants, that are held by any person other than the Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

(c) The following certification shall be included if the statement is filed pursuant to §240.13d-1(c).

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP NO. 093440105

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 6, 2012

By:	/s/ Gregory G. Galdi
Name: Gregory G. Galdi